Citigroup Inc.	Term Sheet No. 2015–CMTNG0563 dated June 30, 2015 relating to Pricing Supplement No. 2015–CMTNG0563 dated June 30, 2015 Registration Statement No. 333-192302 Filed Pursuant to Rule 433

Market Linked Securities—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the EURO STOXX 50® Index Due July 8, 2019

Term Sheet to Pricing Supplement No. 2015—CMTNG0563 dated June 30, 2015

Key Terms		Investment Description
Issuer	Citigroup Inc.

•    Linked to the EURO STOXX 50® Index (ticker symbol: “SX5E”) (the “underlying index”)

•    Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a payment at maturity that may be greater than, equal to or less than the stated principal amount of the securities, depending on the performance of the underlying index from its initial index level to its final index level, subject to the maximum return at maturity. The payment at maturity will reflect the following terms:

o   If the level of the underlying index increases, you will receive the stated principal amount plus 175% participation in the upside performance of the underlying index, subject to a maximum return at maturity of 42.00% of the stated principal amount

o   If the level of the underlying index decreases, but the decrease is not more than 20%, you will be repaid the stated principal amount

o   If the level of the underlying index decreases by more than 20%, you will receive less than the stated principal amount and have 1-to-1 downside exposure to the decrease in the level of the underlying index in excess of 20%

•    Investors may lose up to 80% of the stated principal amount

•    The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•    No periodic interest payments or dividends

•    The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the securities unless you are willing to hold them to maturity.

Term	Approximately 4 years
Underlying Index	The EURO STOXX 50® Index (ticker symbol: “SX5E”)
Stated Principal Amount	$1,000 per security
Pricing Date	June 30, 2015
Issue Date	July 6, 2015
Valuation Date	June 28, 2019
Maturity Date	July 8, 2019
Payment at Maturity	See “Payment at Maturity” on Page 3
Initial Index Level	3,424.30, the closing level of the underlying index on the pricing date
Final Index Level	The closing level of the underlying index on the valuation date
Maximum Return at Maturity	42.00% of the stated principal amount per security ($420.00 security)
Buffer Level:	2,739.440, 80% of the initial index level
Participation Rate	175%
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	3.03%, of which dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of 1.50% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	17298CBW7 / US17298CBW73

On the date of the related pricing supplement, the estimated value of the securities is $955.10 per security, which is less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related pricing supplement.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 3 in this term sheet, “Risk Considerations” in the accompanying pricing supplement and “Risk Factors” in the accompanying prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities. Your financial advisor or broker will not accept an order in respect of the securities without first confirming that you have reviewed these documents and that you understand them.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Examples
The diagram at right illustrates your payment at maturity for a range of hypothetical percentage changes from the initial index level to the final index level.
■The Securities ■ The Underlying Index
Hypothetical Returns

Your actual return will depend on the actual final index level and whether you hold your securities to maturity. The table below is based on a range of hypothetical percentage changes from the initial index level to the final index level and illustrates:

•    the hypothetical percentage change from the initial index level to the hypothetical final index level;

•    the hypothetical payment at maturity per security;

•    the hypothetical total pre-tax rate of return; and

•    the hypothetical pre-tax annualized rate of return.

Hypothetical final index level	Hypothetical percentage change from the initial index level to the hypothetical final index level	Hypothetical payment at maturity per security	Hypothetical total pre-tax rate of return	Hypothetical pre-tax annualized rate of return(1)
6,848.600	100.00%	$1,420.00	42.00%	8.94%
5,992.525	75.00%	$1,420.00	42.00%	8.94%
5,136.450	50.00%	$1,420.00	42.00%	8.94%
4,794.020	40.00%	$1,420.00	42.00%	8.94%
4,451.590	30.00%	$1,420.00	42.00%	8.94%
4,246.132	24.00%	$1,420.00	42.00%	8.94%
4,109.160	20.00%	$1,350.00	35.00%	7.63%
3,766.730	10.00%	$1,175.00	17.50%	4.06%
3,595.515	5.00%	$1,087.50	8.75%	2.10%
3,424.300	0.00%	$1,000.00	0.00%	0.00%
3,253.085	-5.00%	$1,000.00	0.00%	0.00%
3,081.870	-10.00%	$1,000.00	0.00%	0.00%
2,739.440	-20.00%	$1,000.00	0.00%	0.00%
2,705.197	-21.00%	$990.00	-1.00%	-0.25%
2,397.010	-30.00%	$900.00	-10.00%	-2.61%
2,054.580	-40.00%	$800.00	-20.00%	-5.49%
1,712.150	-50.00%	$700.00	-30.00%	-8.70%
856.075	-75.00%	$450.00	-55.00%	-18.96%
0.000	-100.00%	$200.00	-80.00%	-36.38%

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis.

Payment at Maturity

For each $1,000 stated principal amount you hold at maturity:

•	If the final index level is greater than the initial index level:

$1,000 plus the lesser of:

(i) $1,000 × final index level – initial index level × participation rate ; and

initial index level

(ii) the maximum return at maturity

•	If the final index level is less than or equal to the initial index level, but greater than or equal to the buffer level, $1,000

•	If the final index level is less than the buffer level, $1,000 minus:

$1,000 × buffer level – final index level

initial index level

If the final index level is less than the buffer level, you will receive less, and possibly 80% less, than the $1,000 stated principal amount per security at maturity.

Historical Information*

*The graph above sets forth the daily closing levels of the underlying index for the period from January 4, 2010 to June 30, 2015. The closing level on June 30, 2015 was 3,424.30. The historical performance of the underlying index is not an indication of the future performance of the underlying index during the term of the securities.

Risk Factors

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the securities, and are also subject to risks associated with the underlying index. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisers as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the full description of the risk considerations provided for in the Pricing Supplement and the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

•	You May Lose Up To 80% Of Your Investment.

•	The Securities Do Not Pay Interest.

•	Your Potential Return On The Securities Is Limited.

•	Investing In The Securities Is Not Equivalent To Investing In The Underlying Index Or The Stocks That Constitute The Underlying Index.

•	Your Payment At Maturity Depends On The Closing Level Of The Underlying Index On A Single Day.

•	The Securities Are Subject To The Credit Risk Of Citigroup Inc.

•	The Securities Will Not Be Listed On A Securities Exchange and You May Not Be Able To Sell Them Prior To Maturity.

•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI's Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Our Secondary Market Rate.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which CGMI Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	Immediately Following Issuance, Any Secondary Market Bid Price Provided By CGMI, and The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By CGMI Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	The Underlying Index Is Subject To Risks Associated With The Eurozone.

•	The Underlying Index Performance Will Not Be Adjusted For Changes In The Exchange Rate Between The Euro And The U.S. Dollar.

•	Our Offering Of The Securities Is Not A Recommendation Of The Underlying Index.

•	The Level Of The Underlying Index May Be Adversely Affected By Our Or Our Affiliates', Or By Wells Fargo And Its Affiliates', Hedging And Other Trading Activities.

•	We And Our Affiliates, or Wells Fargo or Its Affiliates, May Have Economic Interests That Are Adverse To Yours As A Result Of Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.

•	Adjustments To The Underlying Index May Affect The Value Of Your Securities.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per security. Citigroup Inc. and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Citigroup Inc. has filed a registration statement (including a related pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related pricing supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related pricing supplement, accompanying product supplement, accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“EURO STOXX®” is a registered mark of STOXX Limited (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by STOXX. STOXX makes no representations or warranties to the holders of the securities or any member of the public regarding the advisability of investing in the securities. STOXX has no obligation or liability in connection with the registration, operation, marketing, trading or sale of the securities or in connection with Citigroup Inc.’s use of information about the EURO STOXX 50® Index.

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